                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         EBANK FINANCIAL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    278609104
                                    ---------
                                 (CUSIP Number)

                              DAVID W. ADAMS, ESQ.,
                             KILPATRICK STOCKTON LLP
                        1100 PEACHTREE STREET, SUITE 2800
                             ATLANTA, GEORGIA 30309

                                 (404)815-6500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                OCTOBER 21, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

CUSIP No. 828654301                                                 Page 2 of 9


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ROY JONES

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,185,000 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,185,000 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,185,000 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.5

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

================================================================================

(1) These shares of Common Stock are owned directly by the Roy Jones 2004 Family Trust and the Laytona Jones 2004 Family Trust, each a 10.3% owner of the Issuer with 592,500 shares, and indirectly by Roy Jones and Laytona Jones, co-trustees of each trust for which Roy Jones and Laytona Jones are the beneficiaries.

CUSIP No. 828654301                                                 Page 3 of 9


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ROY JONES 2004 FAMILY TRUST

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         592,500

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,185,000 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         592,500

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,185,000 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     592,500
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

================================================================================

(1) These shares of Common Stock are owned directly by the Roy Jones 2004 Family Trust and the Laytona Jones 2004 Family Trust, each a 10.3% owner of the Issuer with 592,500 shares, and indirectly by Roy Jones and Laytona Jones, co-trustees of each trust for which Roy Jones and Laytona Jones are the beneficiaries.

CUSIP No. 828654301                                                 Page 4 of 9


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     LAYTONA JONES

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,185,000 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,185,000 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,185,000 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.5
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

================================================================================

(1) These shares of Common Stock are owned directly by the Roy Jones 2004 Family Trust and the Laytona Jones 2004 Family Trust, each a 10.3% owner of the Issuer with 592,500 shares, and indirectly by Roy Jones and Laytona Jones, co-trustees of each trust for which Roy Jones and Laytona Jones are the beneficiaries.

CUSIP No. 828654301                                                 Page 5 of 9


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     LAYTONA JONES 2004 FAMILY TRUST

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         592,500

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,185,000 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         592,500

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,185,000 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     592,500
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

================================================================================

1) These shares of Common Stock are owned directly by the Roy Jones 2004 Family Trust and the Laytona Jones 2004 Family Trust, each a 10.3% owner of the Issuer with 592,500 shares, and indirectly by Roy
        Jones and Laytona Jones, co-trustees of each trust for which Roy Jones and Laytona

                         AMENDMENT NO. 6 TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D (the "STATEMENT") relates to the Common Stock, (the "COMMON STOCK"), of ebank Financial Services, Inc., a Georgia corporation (the "ISSUER"), the principal executive offices of which are located at 2410 Paces Ferry Road, Suite 190, Atlanta, Georgia 30339.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) This statement is being jointly filed by each of Roy Jones, the Roy Jones 2004 Family Trust, Laytona Jones, and the Laytona Jones 2004 Family Trust. Collectively the foregoing persons are referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information given by another Reporting Person. By their signatures on this Statement or by there attorney-in-fact's signature, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. Each of the Reporting Persons may be deemed to be holding their shares of Common Stock with the purposes (together with the other Reporting Persons) of acting in concert in pursuit of the Transaction (as defined in Item 4 below); accordingly, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act (the "Exchange Act"). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of Common Stock covered by this Statement.

         Roy Jones's address is 6001 Live Oak Parkway, Norcross, Georgia 30024. Roy is Manager of Land Development of Jones & Jones, L.L.C located at 800 Satellite Boulevard, Suwanee, Georgia 30024.

         Laytona Jones's address is 6001 Live Oak Parkway, Norcross, Georgia 30024. Laytona is President of WF Development Company, L.L.C. located at 800 Satellite Boulevard, Suwanee, Georgia 30024.

         (d) Each of the Reporting Persons have not, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Each of the Reporting Persons have not, during the last five years been a party to a civil proceeding of a judicial or administrative body o competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violations with respect to such laws.

         (f) Each of the Reporting Persons is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration for the disposition of shares into the trusts will be shares of common stock individually held by Billy R. Jones.

CUSIP No. 828654301                                                 Page 6 of 9

ITEM 4.  PURPOSE OF TRANSACTION

         Billy R. Jones disposed of 1,185,000 shares of the Issuer's Common Stock in two trusts for his two children Laytona Jones and Roy Jones. Billy R. Jones deposited 592,500 shares of the Issuer's Common Stock in the Roy Jones 2004 Family Trust and 592, 500 shares of the Issuer's Common Stock in the Laytona Jones 2004 Family Trust. Both Roy Jones and Laytona Jones are the two trustees for the Roy Jones 2004 Family Trust and the Laytona Jones 2004 Family Trust.

         Except as set forth herein, each of the Reporting Persons does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the issuer or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action.

         Billy R. Jones is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 349,710 shares of the Issuer's Common Stock constituting 5.7% of the Issuer's outstanding Common Stock. Such 349,710 shares of Common Stock consist of: (i) 49,710 shares of Common Stock owned directly by Billy R. Jones; (ii) 200,000 shares of Series A Convertible Preferred Stock which are currently convertible into 200,000 shares of Common Stock; and (iii) a currently exercisable warrant to purchase 100,000 shares of Common Stock

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Roy Jones is deemed to be the beneficial owner of an aggregate of 1,185,000 shares of the Issuer's Common Stock consisting of the 592,500 shares held in trust by the Roy Jones 2004 Family Trust and 592,500 shares held by the Laytona Jones 2004 Family Trust. Roy Jones and Laytona Jones are Trustees of the Roy Jones 2004 Family Trust. The Roy Jones 2004 Family Trust is deemed to be the beneficial owner of 1,185,000 shares of the Issuers Common Stock. Laytona Jones is deemed to be the beneficial owner of an aggregate of 1,185,000 shares of the Issuer's Common Stock consisting of the 592,500 shares held in trust by the Laytona Jones 2004 Family Trust and 592,500 shares held by the Roy Jones 2004 Family Trust. Roy Jones and Laytona Jones are Trustees of the Laytona Jones 2004 Family Trust. The Laytona Jones 2004 Family Trust is deemed to be the beneficial owner of 1,185,000 shares of the Issuers Common Stock

         (b) Each of the Reporting Persons has the sole power to vote and dispose of all of the shares of the Issuer reported herein.

         (c) No transactions in shares of Common Stock were effected by any of the Reporting Persons in the past 60 days..

         (d) No other person other than each of above Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer reported herein.

CUSIP No. 828654301                                                 Page 7 of 9

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 5(a) above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following are filed as part of this Schedule 13D:

         Exhibit A -- Joint Filing Agreement

         Exhibit 24        Power of Attorney


CUSIP No. 828654301                                                 Page 8 of 9

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /S/ RICHARD K. BABUSH
                                ----------------------------------------------
                                By Richard K. Babush Attorney-in-fact for Roy Jones, Laytona Jones, the Roy Jones 2004 Family Trust, and the Laytona Jones 2004 Family Trust

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         JOINT FILING AGREEMENT (this "Agreement"), dated as of October 29, 2004, by and among Roy Jones, the Roy Jones 2004 Family Trust, Laytona Jones, and the Laytona Jones 2004 Family Trust (collectively, the "Joint Filers").

                               W I T N E S S E T H

         WHEREAS, each of the Joint Filers is individually eligible to file the
Schedule 13D; and

         WHEREAS, each of the Joint Filers wishes to file the Schedule 13D and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

         NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

         1. The Joint Filers hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

         2. Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

         3. Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

                  [Remainder of page intentionally left blank]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually as of the day and year first above written.

                                            Roy Jones


                                                     /S/ ROY JONES
                                            -----------------------------------
                                            Name:    Roy Jones



                                            Laytona Jones


                                                     /S/ LAYTONA JONES
                                            -----------------------------------
                                            Name:    Laytona Jones




                                            Roy Jones 2004 Family Trust


                                                     /S/ ROY JONES
                                            -----------------------------------
                                            By:      Roy Jones
                                            Title:    Trustee


                                                     /S/ LAYTONA JONES
                                            -----------------------------------
                                            By:      Laytona Jones
                                            Title:     Trustee




                                            Laytona Jones 2004 Family Trust


                                                     /S/ LAYTONA JONES
                                            -----------------------------------
                                            By:      Laytona Jones
                                            Title:     Trustee


                                                     /S/ ROY JONES
                                            -----------------------------------
                                            By:      Roy Jones
                                            Title:    Trustee